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                                                                  Exhibit (a)(3)

                               [AMKOR LETTERHEAD]

      I am pleased to announce that Amkor's Board of Directors has approved a Voluntary Stock Option Exchange program (the "EXCHANGE PROGRAM") in which eligible employees and members of our Board of Directors will have the opportunity to exchange unexercised options to purchase shares of common stock of Amkor previously granted under the 1998 Stock Plan, as may be amended from time to time (the "1998 PLAN"), the 1998 Director Option Plan (the "DIRECTOR PLAN") or the 1998 Stock Option Plan for French Employees, as may be amended from time to time (the "FRENCH PLAN") (collectively, the "OLD OPTIONS") for the promise to grant new options (the "NEW OPTIONS"). The New Options will be granted in the future under either the 1998 Plan, in respect of exchanged options originally outstanding under the 1998 Plan or the Director Plan, or the French Plan, in respect of exchanged options originally outstanding under the French Plan; provided, however, that New Options granted to the residents of the United Kingdom will be granted under the 1998 Plan rather than the French Plan. The election period for the Exchange Program will begin on Friday, November 8, 2002 and end on Tuesday December 10, 2002, unless otherwise extended by us.

      The Exchange Program is subject to the terms and conditions of this letter, the Offer to Exchange describing the Exchange Program, the Election Form for tendering options, and the Notice to Change Election From Accept to Reject, each of which is being distributed to you concurrently with this letter. We are separately mailing for your review a stock report listing your current outstanding stock options. We strongly urge you to read all of these materials carefully and to understand the risks associated with tendering your Old Options in the Exchange Program before making your decision. WE ALSO STRONGLY ENCOURAGE YOU TO CONSULT YOUR TAX AND FINANCIAL ADVISORS BEFORE MAKING ANY DECISION ABOUT THE EXCHANGE PROGRAM. Participation by each eligible option holder is voluntary.

      Stock options are an important component of our total compensation package. We believe that granting stock options provides an opportunity to: (1) align the interests of employees, members of the Board of Directors and stockholders, (2) provide incentives for employees to achieve high levels of performance, and (3) to provide members of the Board of Directors a continuing incentive to serve on our Board of Directors. Amkor recognizes that some of the options granted in past years have exercise prices significantly higher than the current market price of Amkor shares (that is, some options currently are "underwater") and the Exchange Program is an opportunity for, though not a guarantee of, the grant of New Options that may have a greater potential to increase in value over time.

      If you elect to participate in the Exchange Program, you must make your election by completing and returning the Election Form during the period beginning on November 8, 2002 and ending at 5:00 p.m. Mountain Standard Time, December 10, 2002 (the "EXPIRATION DATE"), unless the time period of the Exchange Program is extended by us. If your Election Form is received after the Expiration Date, it will not be accepted by us and if you fail to turn in your Election Form, you will be deemed to have elected not to participate in the Exchange Program.
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      The main features of the Exchange Program include the following:

      - Employees and members of the Board of Directors are eligible to participate if they are employees or members of the Board of Directors of Amkor or one of our subsidiaries as of the date the Exchange Program commences and the date on which the tendered options are cancelled. Non-employee affiliates and contractors are not eligible to participate.

      - All unexercised options to purchase shares of common stock of Amkor granted under the 1998 Plan, the Director Plan or the French Plan that are held by eligible employees or members of the Board of Directors are eligible to be tendered in the Exchange Program.

      - Properly tendered Old Options will be canceled on the next business day following the Expiration Date, which is currently expected to be December 11, 2002 (the "CANCELLATION DATE").

      - In order to receive a new option, you must remain an employee of Amkor or one of our subsidiaries or a member of our Board of Directors as of the date the new options are granted, which will be no earlier than the first business day that is six months and one day after the Cancellation Date, which is currently expected to be June 12, 2003.

      - If you elect to tender an Old Option, all options granted since May 8, 2002 must be tendered.

      - If you elect to tender an Old Option, you will not be eligible to receive any other options until June 12, 2003 at the earliest.

      - Once we have accepted options you tender, your options will be cancelled and you will no longer have any rights under those options.

      - The New Options will be for the same number of shares that were subject to the Old Options that are tendered in the Exchange Program, less any shares that were exercised pursuant to the Old Options before they were tendered. The New Options will be granted under the 1998 Plan, unless you are a tax resident of France, in which case your New Option will be granted under the French Plan.

      - All New Options will be nonstatutory stock options (NSOs) for U.S. income tax purposes.

      - The exercise price of the New Options will be equal to the fair market value of Amkor shares on the day we grant the New Options, which is expected to be June 12, 2003. "Fair market value" is the closing price of Amkor's common stock on Nasdaq on the grant date of the New Options (the exercise price for grants made under the French Plan will in no event be less than 80% of the average of the


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            market value of our common stock during the twenty trading days prior to the grant date). This price may be higher, or lower, or the same as the exercise price of the Old Options to be cancelled. THERE IS A POSSIBILITY THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS.

      - The term of each New Option will be extended by one year beyond the term of the Old Option. Subject to your continued status as an employee of Amkor or one of its subsidiaries or a member of the Board of Directors of Amkor, as applicable, each new option will vest and be exercisable as follows:

      (i) On the one year anniversary of the grant date of your New Option, your New Option will vest and become exercisable as to the number of shares that would have been exercisable under the terms of your Old Option on the date your New Option was granted. For example, if the grant date of the New Options is June 12, 2003 and you tender an Old Option to purchase 2,000 shares that would have been fully vested as of June 12, 2003 had it not been cancelled in connection with the Exchange Program, you will be granted a New Option to purchase 2,000 shares, all of which will be subject to vesting until June 12, 2004.

      (ii) Each month following the one year anniversary of the grant date of your New Option, any shares subject to your New Option that have not yet vested will vest and become exercisable as to that number of shares equal to one forty-eighth (1/48th) of the total shares granted under the Old Option. For example, if the grant date of the New Option is June 12, 2003 and you tender an Old Option to purchase 4,000 shares, 3,333 of which would have been vested as of June 12, 2003 and 667 of which would have been subject to continued vesting at a rate of 83 shares per month following June 12, 2003 had the Old Option not been cancelled in connection with the Exchange Program, you will be granted a New Option to purchase 4,000 shares, 3,333 of which shall be subject to vesting until June 12, 2004 and 667 of which will shall vest at a rate of 83 shares per month each month following June 12, 2004.

      (iii) Notwithstanding the foregoing, New Options granted under the French Plan will vest and become exercisable four years after the grant date of such options.


      The Exchange Program is not a guarantee of employment for any period. Your employment with Amkor or one of its subsidiaries remains "at will" and may be terminated at any time by either you or Amkor (or one of its subsidiaries, as applicable), with or without cause or notice, subject to the provisions of the laws of your country of residence. Any director may be removed at any time upon the vote of stockholders of Amkor holding a majority of the Amkor's outstanding common stock.

      You should rely only on information contained in the Offer to Exchange or documents that are referenced in the Offer to Exchange. Amkor has not authorized any person to interpret this offer or to make any recommendation on our behalf in connection with this offer. For questions concerning timing or procedural matters related to the Exchange Program or how to locate additional


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information, you should contact Cathy Loucks, at (480) 821-5000 ext. 5069 or to the regional Amkor administrators as set forth in Schedule A to the Offer to Exchange.

      Thank you for your continued contributions to Amkor's success.


                                      Cathy Loucks,
                                      Senior Vice President, Human Resources

                                      November 8, 2002


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